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                                                               Exhibit (a)(10)

NOKIA EXTENDS TENDER OFFER FOR RAMP NETWORKS

Mountain View, Calif., January 17, 2001 - Nokia Corporation (NYSE: NOK) announced that Blackbird Acquisition, Inc., a wholly owned subsidiary of Nokia, has extended its offer to acquire all outstanding shares of common stock of Ramp Networks, Inc. (Nasdaq: RAMP), a leading provider of purpose built Internet security appliances specifically designed for small office applications. The offer, which was previously scheduled to expire at 12:00 midnight, New York City time, on Tuesday, January 16, 2001, has been extended until 5:00 p.m., New York City time, on Friday, January 19, 2001.

Nokia has been advised by Citibank N.A., the depositary for the offer, that as of 12:00 midnight, New York City time, on Tuesday, January 16, 2001, approximately 19,576,443 shares of Ramp Networks' common stock had been tendered into the offer and not withdrawn (including through notice of guaranteed delivery). Such shares constitute approximately 89.6% of the outstanding shares of Ramp Networks' common stock. The proposed merger will occur following successful completion of the offer and will be effected, under applicable law, without a meeting of stockholders of Ramp Networks provided that Blackbird Acquisition obtains at least 90 % of the outstanding shares of Ramp Networks' common stock. As a consequence of the extension of the expiration date, holders of Ramp Networks' common stock may tender or withdraw shares until 5:00 p.m., New York City time, on Friday, January 19, 2001, unless the offer is further extended.

Questions or requests for additional information may be directed to Georgeson Shareholder Communications Inc. ((212) 440-9800 or (800) 223-2064), which is acting as Information Agent with respect to the tender offer.

Investors and security holders should read the Tender Offer Statement on Schedule TO, as amended, filed with the Securities and Exchange Commission by Nokia and Blackbird Acquisition and the Solicitation/Recommendation Statement on
Schedule 14D-9 filed by Ramp Networks and any subsequent amendments all containing important information about the tender offer. The documents can be obtained free of charge from the Securities and Exchange Commission's website http://www.sec.gov.
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About Ramp Networks

Ramp Networks is a leading provider of Internet security and broadband access solutions for the small office and enterprise remote office. The WebRamp family of affordable, high-performance appliances brings enterprise-class security to the edge of the network. These highly integrated platforms offer an expanding array of value-added services, including virtual private networking and firewall protection, and can be deployed through value-added resellers, Internet Service Providers or Managed Security Providers as part of a complete security solution. Ramp Networks is headquartered in Santa Clara, CA.

About Nokia

Nokia is the world leader in mobile communications. Backed by its experience, innovation, user-friendliness and secure solutions, the company has become the leading supplier of mobile phones and a leading supplier of mobile, fixed and IP networks. By adding mobility to the Internet Nokia creates new opportunities for companies and further enriches the daily lives of people. Nokia is a broadly held company with listings on six major exchanges.

Further information:
Nokia Internet Communications
Laurie Armstrong, Media Relations Manager
Tel. +1 650 704 4652
Email: laurie.armstrong@nokia.com
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www.nokia.com
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